

MAIL STOP 3720

September 25, 2008

Mr. Ron Carter
President
Revolutionary Concepts, Inc.
2622 Ashby Woods
Matthews, NC 28105

**Re:** **Revolutionary Concepts, Inc.**
**Registration Statement on Form S-1/A, file no. 333-151177**
**Filed on September 23, 2008**

Dear Mr. Carter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Information, page F-1
Notes to Financial Statements, page F-5

1.  We note your response to prior comment 1.  It appears that the footnotes you have included with your interim financial statements were not updated to discuss transactions occurring within the interim period.  For example, your issuance of debt in April and May 2008 should not be discussed as a subsequent event since it occurred within the interim period.  Similarly, you should revise your discussion of your restatement of financial statements in note 9 to clarify the period(s) for which the restatement was made.  Please make these revisions and any others that are necessary to appropriately discuss the interim periods for which these footnotes relate.

Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

2.  Ask your auditor to revise his consent to accurately describe the report to which he is referring.  In this regard, the consent refers to a report "dated March 28, 2008 and restated July 28, 2008 (December 31, 2007 as to note 1 going concern)."  However, the report included within the filing is dated "March 26, 2008 except for items discussed in note 9 of the notes to the financial statements, restated July 28, 2008."

Closing Statements

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3353, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters.  Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:     Charles Barkley, Esq.
        via facsimile, 704-944-4280